Stradley Ronon Stevens & Young
                                                            2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215-564-8000
Fax 215-564-8120
www.stradley.com
October 28, 2005

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Ms. Patricia P. Williams

Re:	AssetMark Funds (the “Trust”)
File No. 811-10267

Dear Ms. Williams:

On behalf of the above-referenced Trust, following are the responses to the SEC staff’s comments conveyed with regard to Post-Effective Amendment Nos. 5/6 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed with the SEC on August 15, 2005, pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) in order comply with new disclosure obligations required by the SEC. Each staff comment is summarized below, followed by the Trust’s response to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.	Comment. The Trust’s Privacy Policy is currently positioned on the inside front cover of the Prospectus. Please consider moving the Policy from the risk/return summary to another prominent location.

Response. The Privacy Policy has been moved the inside back cover of the Prospectus and numbered separately in the table of contents in order to maintain its prominence.

2.
Comment. Please consider the appropriateness of the placement of the “Overview” and “Multi-Advisor Approach” sections at the beginning of the Prospectus, rather than following the individual Fund’s sections.

Philadelphia, PA - Malvern, PA - Harrisburg, PA - Wilmington, DE - Cherry Hill, NJ - Washington, DC

A Pennsylvania Limited Liability Partnership

U.S. Securities and Exchange Commission
October 28, 2005

Response. After consideration, we chose to leave the disclosure at the beginning of the Prospectus as, in our view, it is an important introductory description of the way in which the Funds are managed and is crucial to an investor’s understanding of the Funds.

3.
Comment. With respect to the Large Cap Growth and the Large Cap Value Funds’ policy of investing at least 80% of their assets in large capitalization companies, they each define large capitalization companies to be U.S. companies with a market capitalization within the range of those companies included in the Russell 1000® Index at the time of purchase. Please consider modifying this disclosure to provide a dollar figure that represents the minimum level of capitalization at which the Funds would consider a company to be a large capitalization company.

Response. The Fund has determined to revise the disclosure for each Fund in accordance with the Staff’s comment. For each Fund, the disclosure now reads as follows:

“The Fund considers large capitalization companies to be U.S. companies that have market capitalizations greater than $5 billion dollars at the time of purchase.”

4.
Comment. In the disclosure describing the International Equity Fund’s principal investment strategies, please clarify the investment policies to indicate a minimum level of the Fund’s investments that will be invested internationally, as opposed to domestically. In addition, please consider providing a minimum number of countries in which the Fund expects to invest.

Response. In response to the Staff’s first comment, disclosure has been added that explicitly states that the International Equity Fund will invest primarily in international equity securities. With respect to the Staff’s second comment, disclosure has been added that indicates that the International Equity Fund will invest in at least three countries outside the United States.

5.
Comment. In accordance with Rule 35d-1 under the 1940 Act, please clarify that the Tax-Exempt Fixed Income Fund’s policy of investing at least 80% of its assets in tax-exempt securities is fundamental.

Response. The requested clarification has been made.

6.
Comment. In the Sub-Advisors and Portfolio Managers section, please supplement the disclosure to the extent necessary to ensure that it appropriately describes each individual’s past five years of investment management experience.

Response. The disclosure has been supplemented to the extent necessary to clarify each person’s role over the past five years. In some cases, supplemental disclosure was not deemed necessary due to the person’s title, disclosed role or position at the firm, or disclosed professional background which clarifies the person’s role.

U.S. Securities and Exchange Commission
October 28, 2005

SAI

7.
Comment. With respect to the section regarding the Funds’ disclosure of portfolio holdings, expand the description to include: (i) a specific indication of how conflicts of interest are resolved; (ii) each ongoing arrangement to disclose portfolio holdings information; (iii) a description of the procedures for monitoring the disclosures; (iv) a description of the Board’s procedures for oversight of the disclosures.

Response. The requested disclosures have been made.

8.
Comment. In the description of how the portfolio managers are compensated, describe the criteria used to determine each component of their compensation. For example, is their bonus based on the performance of the Fund or on other accounts?

Response. Additional disclosure has been provided in response to this comment. In most cases, the existing disclosure included as much specificity as possible with respect to this issue.

In connection with the Trust’s response to the SEC staff comments on the Amendment, as requested by the staff, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me (215) 564-8198 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Michael P. O’Hare
Michael P. O’Hare

MPO/tcm
cc: Carrie E. Hansen